UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) Or Section 13(e)(1)
of the Securities Exchange Act of 1934
Pacific Internet Limited
(Name of Subject Company (Issuer))
Connect Holdings Limited
Connect International Limited
Ashmore Global Special Situations Fund Limited
Ashmore Global Special Situations Fund 2 Limited
Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund
Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio
Ashmore Emerging Markets Debt Fund
Ashmore Emerging Markets Debt and Currency Fund Limited
Ashmore Management Company Limited
Spinnaker Global Opportunity Fund Ltd
Spinnaker Global Emerging Markets Fund Ltd
Spinnaker Global Strategic Fund Ltd
Clearwater Undersea Cable Investments, LP
Clearwater Capital GP, Ltd
(Names of Filing Persons (Offeror))
Ordinary Shares
(Title of Class of Securities)
Y66183-10-7
(CUSIP Number of Class of Securities)
Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$97,824,730	$3,003.22

(1)	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon an estimate of the maximum number of shares which may be purchased pursuant to the tender offer at the tender offer price of $10.00 per share, or 10,237,457 shares. The maximum number of shares which may be purchased pursuant to the tender offer was calculated by adding 13,840,164 issued shares of PacNet as of 31 March 2007 and 518,580 shares issuable pursuant to the exercise of options as of 13 April 2007, and subtracting the 4,121,287 shares owned by Connect.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $ $30.70 per $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going-private transaction subject to Rule 13e-3

☑	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS
SIGNATURES
EXHIBITS INDEX

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Connect Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Connect International Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund 2 Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt Fund

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt and Currency Fund Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Ashmore Management Company Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Spinnaker Global Opportunity Fund Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Spinnaker Global Emerging Markets Fund Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Spinnaker Global Strategic Fund Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Clearwater Undersea Cable Investments, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Clearwater Capital GP, Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:
☐
NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,121,287 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		☐
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

4,121,287 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,121,287 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

This Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO relates to the offer by Connect Holdings Limited, a company organized under the laws of Bermuda (“Connect”), and on behalf of its shareholder and ultimate control persons, Connect International Limited (“CIL”), Ashmore Global Special Situations Fund Limited (“GSSF”), Ashmore Global Special Situations Fund 2 Limited (“GSSF2”), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (“EMLIP”), Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund (“ARF”), Ashmore Emerging Markets Debt Fund (“AEMDF”), Ashmore Emerging Markets Debt and Currency Fund Limited (“AEMDCF”), Ashmore Management Company Limited (“AMC”), Spinnaker Global Opportunity Fund Ltd (“SGO”), Spinnaker Global Emerging Markets Fund Ltd (“SGEM”), Spinnaker Global Strategic Fund Ltd (“SGS”), Clearwater Undersea Cable Investments, LP (“Clearwater”) and Clearwater Capital GP, Ltd (“Clearwater GP”) (collectively with Connect, the “filing persons”), to purchase all the issued ordinary shares of Pacific Internet Limited (“PacNet”), at a purchase price of US$10.00 net in cash per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase date 2 May 2007 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (which together with the Offer to Purchase, constitute the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(ii).
Item 4. Terms of the Transaction.
          (a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet”, “Expected Timetable”, “Introduction”, “Special Factors - Reasons for and Purpose of this Offer; Connect’s Plans for PacNet”, “Special Factors - Effects of the Offer”, “Questions and Answers about this Tender Offer”, Section 1 (“Terms of this Offer”), Section 2 (“Acceptance for Payment and Payment for Shares”), Section 3 (Procedures for Tendering Shares”), Section 4 (“Announcements”) and Section 5 (“Rights of Withdrawal”), which is incorporated herein by reference.
Item 6. Purpose of the Transaction and Plans or Proposals.
          (a) and (c) (1) — (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet”, “Introduction”, “Special Factors — Historical Chronology of Events”, Special Factors - Reasons for and Purpose of this Offer; Connect’s Plans for PacNet”, “Special Factors — Effects of the Offer”,“Special Factors — Options Which May Be Considered if the Offer is Not Completed” and “Questions and Answers about this Tender Offer”, which is incorporated herein by reference.
Item 7. Source and Amount of Funds or other Consideration.
          (a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet”, “Questions and Answers about this Tender Offer”, Section 13 (“Source and Amount of Funds”) and Section 14 (“Confirmation of Financial Resources”), which is incorporated herein by reference.
          (b) Not applicable.

          (d) Not applicable.
Item 10. Financial Statements.
          (a) and (b) The financial statements of Connect are not material to the Offer.
Item 11. Additional Information.
          (a)(1) None.
          (a)(2) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Historical Chronology of Events”, “Special Factors — Regulatory Framework” Section 1 (“Terms of this Offer”), Section 15 (“Certain Conditions of this Offer”) and Section 17 (“Certain Legal Matters”), which is incorporated herein by reference.
          (a)(3) Reference is made to the information set forth in the Offer to Purchase under Section 17 (“Certain Legal Matters”), which is incorporated herein by reference.
          (a)(4) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Effects of the Offer”, which is incorporated herein by reference.
          (a)(5) None.
          (b) Reference is made to the Letter of Transmittal and the information set out in Schedule D (“Options Proposal”), which is incorporated herein by reference.
Item 12. Exhibits
          (a)(1)(i) Offer to Purchase dated 2 May 2007.
          (a)(1)(ii) Letter of Transmittal.
          (a)(1)(iii) Notice of Guaranteed Delivery.
          (a)(1)(iv) Letter to Brokers, Dealers, Trust Companies and other Nominees.
          (a)(1)(v) Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees.
          (a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
          (a)(1)(vii) Announcement of Despatch of Offer to Purchase dated 2 May 2007.
          (a)(1)(viii) Press Release Announcing the Commencement of the Tender Offer dated 2 May 2007.
          (a)(1)(ix) Options Proposal Letter dated 2 May 2007.
          (b) None.

          (d) Irrevocable Undertaking to Accept Offer by Vantage Corporation Limited to Connect Holdings Limited dated 12 January 2007.†
          (g) Question and Answer Script for Investor Telephone Conversations.
          (h) None.

†	Previously filed with the SEC as an exhibit to Amendment No. 5 to Schedule 13D on 23 January 2007.
Item 13. Information required by Schedule 13e-3.
          Item 1. Summary Term Sheet.
          Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and “Questions and Answers about this Tender Offer”, which is incorporated by reference herein.
          Item 2. Subject Company Information.
          (a) Reference is made to the information set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning PacNet”), which is incorporated by reference herein.
          (b) Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction” and Section 9 (“Certain Information Concerning PacNet”), which is incorporated by reference herein.
          (c) Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated by reference herein.
          (d) Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated by reference herein.
          (e). None.
          (f) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Historical Chronology of Events” and Schedule B (“Ownership of Certain Beneficial Owners”), which is incorporated herein by reference.
          Item 3. Identity and Background of Filing Person.
          (a) Reference is made to the information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning Connect) and Schedule A (“Information concerning the Executive Officers and /or Directors of Connect and the Directors of the Investors”), which is incorporated herein by reference.

          (b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — The Offeror — Connect”, “Section 10 (“Certain Information Concerning Connect) and Schedule A (“Information concerning the Executive Officers and /or Directors of Connect and the Directors of the Investors”), which is incorporated herein by reference.
          (c) Reference is made to the information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning Connect) and Schedule A (“Information concerning the Executive Officers and /or Directors of Connect and the Directors of the Investors”), which is incorporated herein by reference.
          Item 4. Terms of the Transaction
          (a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet”, “Expected Timetable”, “Introduction”, “Special Factors - Reasons for and Purpose of this Offer; Connect’s Plans for PacNet”, “Special Factors - Effects of the Offer”, “Questions and Answers about this Tender Offer”, Section 1 (“Terms of this Offer”), Section 2 (“Acceptance for Payment and Payment for Shares”), Section 3 (Procedures for Tendering Shares”), Section 4 (“Announcements”) and Section 5 (“Rights of Withdrawal”), which is incorporated herein by reference.
          (c) None.
          (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Questions and Answers about this Tender Offer” and Section 12 (“Rights of Minority Shareholders”), which is incorporated herein by reference.
          (e) Reference is made to the information set forth in the Offer to Purchase under Section 12 (“Rights of Minority Shareholders”), which is incorporated herein by reference.
          (f) Not applicable.
          Item 5. Past Contracts, Transactions, Negotiations and Agreements.
          (a) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Historical Chronology of Events”, Section 1 (“Terms of this Offer”) and Section 19.4 (“Transactions”), which is incorporated herein by reference.
          (b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Historical Chronology of Events” and Section 19.4 (“Transactions”), which is incorporated herein by reference.
          (c) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Historical Chronology of Events”, Section 1 (“Terms of this Offer”) and Section 19.4 (“Transactions”), which is incorporated herein by reference.

          (e) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Historical Chronology of Events”, Section 1 (“Terms of this Offer”) and Section 19.4 (“Transactions”), which is incorporated herein by reference.
          Item 6. Purposes of the Transaction and Plans or Proposals.
          (b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Reasons for and Purpose of this Offer; Connect’s Plans for PacNet”, which is incorporated herein by reference.
          (c) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Reasons for and Purpose of this Offer; Connect’s Plans for PacNet”, which is incorporated herein by reference.
          Item 7. Purposes, Alternatives, Reasons and Effects.
          (a), (b) and (c) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet”, “Introduction”, “Questions and Answers about this Tender Offer”, “Special Factors — Historical Chronology of Events”, “Special Factors — Reasons for and Purpose of this Offer; Connect’s Plans for PacNet”, and Section 12 (“Rights of Minority Shareholders”), which is incorporated herein by reference.
          (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Effects of the Offer”, “Special Factors — Options Which May Be Considered if the Offer is Not Completed”, Section 6 (“Material U.S. Federal Income Tax Consequences” and Section 7 (“Singapore Tax Consequences for U.S. Taxpayers”), which is incorporated herein by reference.
          Item 8. Fairness of the Transaction.
          (a), (b), (c), (d), (e) and (f) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Historical Chronology of Events”, “Special Factors - Connect’s Position Regarding the Fairness of the Offer” and “Speical Factors — Reasons for and Purpose of this Offer; Connect’s Plans for PacNet”, which is incorporated herein by reference.
          Item 9. Reports, Opinions, Appraisals and Negotiations.
          (a), (b) and (c) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Summary of Lazard Presentation to Connect”, which is incorporated herein by reference.
          Item 10. Source and Amount of Funds or Other Consideration.
          (c) Reference is made to the information set forth in the Offer to Purchase under Section 18 (Fees and Expenses”), which is incorporated herein by reference.
          Item 11. Interest in Securities of the Subject Company.

          (a) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction”, “Summary Term Sheet”, “Special Factors — Historical Chronology of Events” and Schedule B (“Ownership of Certain Beneficial Owners”), which is incorporated herein by reference.
          (b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Historical Chronology of Events” and Schedule B (“Ownership of Certain Beneficial Owners”), which is incorporated herein by reference.
          Item 12. The Solicitation or Recommendation.
          (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Historical Chronology of Events” and Section 1 (“Terms of this Offer”), which is incorporated herein by reference.
          (e) The filing persons are not aware of any officer, director or affiliate of PacNet or any person listed on Schedule A to the Offer to Purchase who has made a recommendation either in support of or against the Offer.
          Item 13. Financial Statements
          (a)(1) The audited consolidated financial statements of PacNet as of and for the fiscal years ended 31 December 2005 and 31 December 2004 are incorporated herein by reference to the Consolidated Financial Statements of PacNet included as Item 18 to PacNet’s Annual Report on Form 20-F for the fiscal year ended 31 December 2005 filed with the Securities and Exchange Commission (the “Commission”) on 30 June 2006.
          (a)(2) The unaudited consolidated financial statements of PacNet for the quarter and fiscal year ended 31 December 2006 are incorporated herein by reference to Item 3 (“Financial Statements”) of PacNet’s Quarterly Report on Form 6-K for the quarter ended 31 December 2006 filed with the Commission on 12 February 2007.
          (3) Reference is made to the information set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning PacNet”), which is incorporated herein by reference.
          (4) Reference is made to the information set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning PacNet”), which is incorporated herein by reference.
          (b) Pro forma financial statements of PacNet are not material to the Offer.
          Item 14. Persons/Assets Retained, Employed, Compensated or Used.
          (a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Terms” and Section 18 (“Fees and Expenses”), which is incorporated herein by reference.
          (b) None.
          Item 15.
          (b) None.
          Item 16. Exhibits.
          (c) Lazard Presentation to Connect dated 27 April 2007.
          (f) No such appraisal rights exist for security holders.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 2 May 2007.
Connect Holdings Limited
By:       /s/ Robert McCarthy
Title:    Director
Connect International Limited
By:       /s/ Robert McCarthy
Title:    Authorised signatory
Ashmore Global Special Situations Fund Limited
By:       /s/ Robert McCarthy
Title:    Authorised signatory
Ashmore Global Special Situations Fund 2 Limited
By:       /s/ Robert McCarthy
Title:    Authorised signatory
Asset Holder PCC Limited re Ashmore Emerging
Markets Liquid Investment Portfolio
By:       /s/ Robert McCarthy
Title:    Authorised signatory
Asset Holder PCC No 2 Limited re Ashmore Asian
Recovery Fund
By:       /s/ Robert McCarthy
Title:    Authorised signatory
Ashmore Emerging Markets Debt Fund
By:       /s/ Robert McCarthy
Title:    Authorised signatory
Ashmore Emerging Markets Debt and Currency Fund Limited
By:       /s/ Robert McCarthy
Title:    Authorised signatory
Ashmore Management Company Limited

By:       /s/ Robert McCarthy
Title:    Authorised signatory
Spinnaker Global Opportunity Fund Ltd
By:       /s/ Robert McCarthy
Title:    Authorised signatory
Spinnaker Global Emerging Markets Fund Ltd
By:       /s/ Robert McCarthy
Title:    Authorised signatory
Spinnaker Global Strategic Fund Ltd
By:       /s/ Robert McCarthy
Title:    Authorised signatory
Clearwater Undersea Cable Investments, LP
By:       /s/ Robert McCarthy
Title:    Authorised signatory
Clearwater Capital GP, Ltd
By:       /s/ Robert McCarthy
Title:    Authorised signatory

EXHIBITS INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated 2 May 2007.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Trust Companies and other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Announcement of Despatch of Offer to Purchase, dated 2 May 2007.

(a)(1)(viii)	Press Release Announcing the Commencement of the Tender Offer dated 2 May 2007.

(a)(1)(ix)	Options Proposal Letter dated 2 May 2007.

(c)	Lazard Presentation to Connect dated 27 April 2007.

(d)	Irrevocable Undertaking to Accept Offer by Vantage Corporation Limited to Connect Holdings Limited dated 12 January 2007.†

(g)	Question and Answer Script for Investor Telephone Conversations.

99.1	Powers of Attorney.

†	Previously filed with the SEC as an exhibit to Amendment No. 6 to Schedule 13D on 23 January 2007.